UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

04 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2020 Full Year Results

2020 Full Year Results
This document contains inside information

Key Highlights

●
Robust performance in a challenging environment
●
Further EBITDA and margin improvement despite lower activity levels
●
Continued strong cash generation underpinning financial strength and flexibility
●
Net debt/EBITDA of 1.3x, lowest level in over 10 years
●
Strong acquisition pipeline; significant opportunities for future value creation
●
Full-year dividend per share up 25% to 115.0c; 37 years of dividend delivery
●
Recommencing share buyback programme with further tranche of $0.3bn
Summary Financials	2020	LFL
Sales Revenue	$27.6bn	-2%
EBITDA	$4.6bn	+5%
EBITDA Margin	16.8%	+120bps
Operating Cash Flow	$3.9bn	+1%

Albert Manifold, Chief Executive, said today:
“Our 2020 performance is testament to the commitment of our people and the strength and resilience of our business model. Through the repositioning of our business in recent years and our relentless focus on continuous business improvement, we have delivered record levels of profitability, margins and cash generation. Although the near-term outlook remains uncertain, our unique portfolio of businesses together with the strength of our balance sheet leaves us well positioned to capitalise on the growth opportunities that lie ahead.”

Announced Thursday, 4 March 2021

2020 Full Year Results

Health & Safety
As many of our markets continue to be affected by the spread of COVID-19, the health and safety of our people remains our number one priority. In this regard, our primary focus is to ensure that we provide a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Overview
2020 was a challenging year for CRH due to significant COVID-19 related disruption in the economies and construction markets of North America and Europe. Notwithstanding the difficult backdrop, CRH delivered overall sales of $27.6 billion (2019: $28.1 billion), 2% behind 2019.
●
Economic activity in North America was impacted by the global pandemic, partly offset by government stimulus efforts. Like-for-like1 sales in Americas Materials declined by 3% compared to 2019, mainly impacted by COVID-19 restrictions, project delays in some of our key states and unfavourable weather in the first half of the year.
●
In Europe Materials, volume recovery in the second half of the year along with good price discipline did not fully mitigate the negative impact of COVID-19 related shutdowns earlier in the year and like-for-like sales finished 5% behind 2019.
●
Building Products benefited from strong residential repair, maintenance and improvement (RMI) activity in North America, offsetting lower activity levels in non-residential markets. Together with price progress across most platforms, the Division delivered like-for-like sales 4% ahead of 2019.

EBITDA of $4.6 billion was 3% ahead of 2019 (2019: $4.5 billion) reflecting a strong focus on cost rationalisation and actions taken to mitigate the financial impact of the pandemic. EBITDA was 5% ahead on a like-for-like basis, before one-off costs of $122 million primarily due to COVID-19 related restructuring.
●
In Americas Materials, good price progression, focused cost control, lower energy costs and operational efficiencies, delivered like-for-like EBITDA 10% ahead of 2019.
●
Like-for-like EBITDA was 7% behind 2019 in Europe Materials, primarily reflecting the significant impact of COVID-19 restrictions in a number of countries across Western Europe, only partly offset by price progress and cost control.
●
Good commercial management, profit improvement initiatives and disciplined cost control enabled Building Products to deliver margin expansion on increased sales, resulting in like-for-like EBITDA 8% ahead of 2019.

Excluding non-cash impairment charges of $0.8 billion (2019: $8 million) and the related tax impact, profit after tax of $2.0 billion was 18% ahead of 2019 (2019: $1.7 billion). Including these items, profit after tax of $1.2 billion was behind prior year (2019: $1.6 billion). Note 2 on page 16 analyses the key components of the 2020 performance.

Capital Allocation Summary
After another year of very strong cash generation in 2020 we are recommending a final dividend of 93.0c per share, resulting in a total dividend of 115.0c for 2020 (2019: 92.0c) which represents an increase of 25% on 2019. We also intend to recommence the Group’s share buyback programme following a pause in response to high levels of market volatility in 2020, with a further tranche of up to $0.3 billion to be completed by the end of June 2021. In addition, our significant balance sheet capacity offers flexibility to capitalise on our strong acquisition pipeline and deliver further value to shareholders as visibility improves.

Sustainability
In 2020, CRH announced ambitious 2030 sustainability targets for the Group in the areas of greenhouse gas emissions, safety, inclusion and diversity and sustainable products. We remain committed to achieving these targets and continuously improving the sustainability performance of our businesses.

Trading Outlook
Although the near-term outlook for economic and construction activity across our markets remains uncertain, market recovery is expected to continue across North America and Europe as the health situation improves. Our Americas Materials Division benefits from strong market positions and a positive demand backdrop for the infrastructure and residential sectors. Although the outlook for non-residential activity remains mixed our Building Products Division is expected to benefit from positive residential demand. In our Europe Materials Division, we have significant exposure to growing economies in Eastern Europe and strong, stable markets in Western Europe. Overall, with the strength of our balance sheet and our unique portfolio of businesses, we are well positioned to capitalise on the growth opportunities that lie ahead. We remain committed to the execution of our long-term growth strategy and the delivery of further margin expansion, superior cash generation and enhanced returns for shareholders.

 See pages 33 to 38 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL)/organic, Net Debt/EBITDA, EBITDA net interest cover and pre-impairment measures (profit after tax, earnings per share and effective tax rate)) used throughout this report. Operating cash flow is net cash inflow from operating activities as reported in the Consolidated Statement of Cash Flows on page 13. All 2019 income statement comparatives are presented on a continuing operations basis.

Americas Materials
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs1	Organic	2020	% change
Sales revenue	11,626	-37	+43	-39	-	-320	11,273	-3%
EBITDA	2,194	-2	+8	+2	-24	+227	2,405	+10%
Operating profit	1,423	+1	+5	+5	-25	+222	1,631	+15%
EBITDA/sales	18.9%						21.3%
Operating profit/sales	12.2%						14.5%
1One-offs primarily due to COVID-19 related restructuring costs

Americas Materials generated EBITDA of $2.4 billion, 10% ahead of prior year and operating profit of $1.6 billion, 15% ahead of prior year despite lower sales which were 3% behind. COVID-19 restrictions negatively impacted sales volumes in the second quarter, particularly in the North division, with sales in the South division impacted by project delays in key states. Solid price progression, operational efficiencies, focused cost containment and lower energy costs drove margin expansion across all regions and product lines. Strong demand in the central and western parts of the United States (US) resulted in like-for-like sales growth across all lines of business in the West region.

Overall economic and construction activity across our markets was impacted by the global pandemic; however, government stimulus to help support the US economy was implemented, while infrastructure investment was underpinned by a one-year extension of the US FAST Act. During 2020 Americas Materials completed seven acquisitions in the US and Canada including aggregates, asphalt, readymixed concrete, paving and construction operations at a total cost of $163 million. These acquisitions in addition to several mineral reserve purchases in the US will continue to support future growth in key markets.

Building Materials
On a like-for-like basis, aggregates volumes were 2% lower but margins improved as prices were 4% higher compared to 2019. Volumes in the North division were predominantly impacted by COVID-19 restrictions in the second quarter of the year while the South division experienced lower demand primarily due to unfavourable weather in the first half of the year. Solid underlying business activity in the West division generated sales growth during the year. Prices were favourable across all divisions with the strongest contributions from the North and South divisions.

Asphalt volumes were 6% lower on a like-for-like basis due to the impact of COVID-19 restrictions on the North division and slower project bidding in key states in the South. Volumes in the West division were ahead of prior year with a strong order book of business supported by more favourable weather compared to 2019. Asphalt margins improved, benefiting from good commercial management, lower input costs, operational efficiencies and strong cost control.

Readymixed concrete volumes were 4% behind prior year on both a total and like-for-like basis as higher volumes in the South division during the second half of the year did not fully offset lower volumes in the North and West. Strong commercial discipline delivered total and like-for-like prices up 6%, more than offsetting lower sales volumes, resulting in improved margins.

Paving and construction revenues were 6% behind prior year on a total and like-for-like basis. COVID-19 impacted the North division through government mandated restrictions, while the South experienced delayed bidding on projects in key markets due to uncertainty in state and local funding sources. The West division experienced significant growth in revenues driven by strong demand in the Central West and Mountain West regions. Overall construction margins finished ahead of prior year.

Regional Performance
Like-for-like sales for the North division were 6% lower than 2019 as COVID-19 restrictions impacted volumes across the business. Favourable prices and lower input costs offset lower volumes and delivered operating profit improvements for the North division across the product range.

The South division’s total sales were 7% behind prior year driven by lower asphalt and construction volumes in key states as projects were delayed. Like-for-like readymixed concrete volumes were higher than the prior year as growth in our core Florida and Texas markets continued. Commercial and operational excellence across all product lines supported strong operating profit performance.

The West division increased total sales by 3% by executing on strong backlogs with support from favourable weather in comparison to the first half of 2019. Good incremental volumes coupled with strong price discipline and cost control resulted in operating profit improvements.

Cement
Our cement business delivered operating profit growth in 2020, driven primarily by strong price realisation, performance improvement initiatives and cost saving measures. Sales volumes in the US operations were 2% ahead of prior year on a total and like-for-like basis as strong demand in the west more than offset COVID-19 related impacts in other regions. Volumes in Canada were behind 2019 due to the impact of COVID-19 restrictions, particularly during the first half of the year. In 2020, CRH adopted the Ash Grove brand for all its North American cement businesses, unifying 12 cement plants and 42 cement terminals under one recognised brand. Cement consumption in Southeast Brazil increased in 2020 enabling CRH to achieve volume growth combined with increased prices which resulted in operating profit improvements.

1
Europe Materials
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment	One-offs1	Organic	2020	% change
Sales revenue	9,509	+105	+63	-27	-	-	-509	9,141	-4%
EBITDA	1,208	+14	+7	-3	-	-83	-88	1,055	-13%
Operating profit/(loss)	622	+5	+1	-2	-660	-83	-73	-190	-131%
EBITDA/sales	12.7%							11.5%
Operating profit/(loss) /sales	6.5%							-2.1%
1One-offs primarily due to COVID-19 related restructuring costs

Europe Materials experienced a challenging year as the recovery in the second half of the year could not fully mitigate the significant impact of COVID-19 related restrictions in the second quarter. Overall sales, EBITDA and operating performance finished below 2019 levels as strong performances in our Eastern European businesses were offset by a more challenging backdrop in a number of countries across Western Europe. A combination of volume growth, progress in pricing, good cost control and performance improvement initiatives drove some recovery in the second half of the year. Arising from the Group’s impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, total non-cash impairment charges of $0.8 billion were recognised in 2020. Europe Materials recorded impairment charges of $0.7 billion in its operating profit, primarily related to its United Kingdom (UK) business. A further $0.15 billion impairment charge was recorded on the Group’s associate investment in China.

Tarmac (UK)
Strict COVID-19 restrictions resulted in widespread plant shutdowns during the second quarter which significantly impacted volumes during this period. Trading recovered as the year progressed, with increased paving activity in the second half of the year supporting improved aggregates and asphalt volumes; however, readymixed concrete volumes were slower to recover due to market uncertainty. Operating profit, impacted by the lower volumes, impairment charges and restructuring costs, finished below 2019 levels.

Europe North
In our UK cement and lime business, sales and operating profit were behind 2019 despite positive pricing as COVID-19 restrictions impacted activity levels. Ireland also experienced significant COVID-19 related restrictions in the second quarter of 2020; however, strong cement volumes in the second half of the year, cost savings initiatives and robust pricing across all product lines saw operating profit outperform 2019. Sales in Finland were ahead of prior year, but operating profit was impacted by less favourable product mix.

Europe West
In France, cement volumes recovered in the second half of the year and good pricing was maintained across all products; however, overall volumes were significantly impacted by COVID-19 restrictions in the first half of the year. Sales and operating profit in France were below 2019 levels despite ongoing performance improvement and cost savings initiatives. Like-for-like operating profit in the Benelux finished ahead of 2019, with a positive contribution from our Dutch structural businesses partly offset by lower cement and structural concrete volumes in Belgium.

In Denmark, sales and operating profit finished behind 2019, due to weaker new residential construction partially offset by strong cost control. Sales volumes and operating profit in Spain were affected by COVID-19 restrictions despite focused cost control actions. Challenging cement and readymixed concrete volumes in Switzerland were partially offset by cement price increases, good aggregates volumes and cost savings initiatives but operating profit finished behind 2019 levels. In Germany, sales were broadly in line with 2019 levels, as increases in cement pricing offset slightly lower lime volumes. Operating profit finished behind 2019 due to the impact of higher input costs.

Europe East
Cement sales in Poland were slightly ahead of 2019 as positive cement pricing more than offset lower volumes, and overall operating profit was ahead due to good cost control and lower fuel costs. Operating profit was also ahead of 2019 in Ukraine despite a challenging pricing environment as cost savings initiatives and lower fuel and logistics costs resulted in improved performance. In Romania, sales and operating profit both strongly exceeded prior year, as a continuation of infrastructure projects, the positive impact of local and national elections and increased residential repair works contributed to growing cement demand with pricing above 2019 levels.

Positive pricing in both Slovakia and Hungary coupled with good cost control contributed to operating profit ahead of 2019 despite both economies being impacted by COVID-19 and an overall decline in construction output. In Serbia, sales and operating profit were ahead of 2019 with higher cement volumes, positive pricing and business improvement initiatives.

Asia
Domestic demand for cement in the Philippines was severely impacted between mid-March and May as COVID-19 restrictions resulted in plant shutdowns. Despite this challenging backdrop and lower pricing, operating profit finished well ahead of 2019 due to cost savings, performance improvement initiatives and improved volumes in the second half of the year.

CRH's operations include a 26% stake in Yatai Building Materials in China where, despite a severe COVID-19 impact in the first quarter, full year cement volumes ended ahead of 2019. Pricing remained challenging in the region which, in addition to the non-cash impairment charge resulted in operating profit below 2019 levels.

Building Products
		Analysis of change
$ million	2019	Exchange	Acquisitions	Divestments	Impairment/ One-offs1	Organic	2020	% change
Sales revenue	6,997	+14	+262	-347	-	+247	7,173	+3%
EBITDA	1,076	-	+50	-32	-15	+91	1,170	+9%
Operating profit	748	-1	+26	-17	-19	+85	822	+10%
EBITDA/sales	15.4%						16.3%
Operating profit/sales	10.7%						11.5%
1One-offs primarily due to COVID-19 related restructuring costs

In 2020, Building Products recorded like-for-like sales growth of 4% due to strong residential RMI demand, especially in North America, which more than offset the effect of a more subdued non-residential sector. Ongoing business improvement initiatives and COVID-19 mitigating actions delivered higher margins through production efficiencies, commercial excellence, procurement savings and overhead cost control. On a like-for-like basis EBITDA increased by 8% and operating profit by 11%, as a result of the improved sales growth and continued progress with cost reductions.

Following a strong start to the year, economic conditions in North America and Europe were significantly impacted by COVID-19. The pandemic particularly affected non-residential construction activity while the residential sector was bolstered by increased home improvement activity.

Activity levels in North America were impacted by COVID-19 restrictions from the first quarter of 2020, mostly affecting the West Coast, Northeastern US, and Canada. In Europe, construction markets showed resilience in Central and Eastern European countries, while much of Western Europe, notably the UK, France, and Belgium, saw more severe volume impacts from lockdown restrictions, particularly in the first half of the year.

Two divestments and six bolt-on acquisitions were completed in 2020. Building Products’ largest acquisitions were two manufacturers of underground enclosures in Tennessee and Texas, both within Infrastructure Products.

Architectural Products
Architectural Products in North America delivered strong sales growth in 2020, reflecting positive market demand across all product groups and regions. With North America seeing heightened residential RMI demand, sales through both our retail and professional channels increased. The businesses delivered significant margin expansion from the continued focus on operational excellence, as well as modest price growth and tight overhead cost control. Sales in our European businesses were ahead mainly due to volume growth in Germany and Poland.

Building Envelope
Building Envelope’s sales were lower than 2019, with COVID-19 restrictions unfavourably impacting volumes across key products and geographies, particularly at C.R. Laurence. Volumes were impacted by the softening of non-residential markets, with a number of projects being delayed or cancelled, while the selling price environment remained competitive. As restrictions eased, the rate of sales decline lessened over the course of the second half. Operating profit was behind 2019 as a result of lower volumes, partly offset by cost management initiatives.

Infrastructure Products
Like-for-like sales were lower than 2019 because of reduced demand as a number of non-residential and public infrastructure projects were delayed or cancelled due to COVID-19. However, sales of key products to the communications sector and electric utilities proved to be resilient as demand for IT infrastructure was strong. The business recorded increased like-for-like operating profit due to continued performance improvement measures and focused cost control. Europe recorded lower like-for-like sales in 2020 because of COVID-19 restrictions in key markets, particularly the UK. In Australia, like-for-like sales were below prior year due to continued challenges in the telecom sector in the country.

Construction Accessories
Like-for-like sales were lower than 2019 because of COVID-19 shutdowns affecting project activity particularly in the first half. In Europe, sales were worst affected in Western Europe, with Central and Eastern European markets experiencing more resilient demand. Sales in Australia benefited from several large infrastructure projects, while North America recorded lower like-for-like sales due to increased competition, further compounded by COVID-19. Operating profit was lower in 2020, as the unfavourable volume impact was only partly offset by overhead cost savings and benefits from ongoing procurement, commercial and operational initiatives. In 2020, we united all our Construction Accessories businesses across four continents under one global brand, Leviat.

Other Financial Items

Depreciation and amortisation charges of $1.7 billion were in line with prior year (2019: $1.7 billion).

As previously announced, arising from the Group’s impairment testing process and as a result of the combined economic impacts of COVID-19 and Brexit, non-cash impairment charges of $0.8 billion were recognised in 2020 (2019: $8 million); $0.7 billion was reported in operating profit, primarily related to our UK business, and a further $0.15 billion recognised on the Group’s associate investment in China which is reflected in the Group’s share of losses from equity accounted investments.

Divestments and asset disposals during the year generated total profit on disposals of $9 million (2019 loss: $189 million) which primarily related to the divestment of precast concrete production assets in our Building Products Division.

Net finance costs were in line with 2019 at $490 million (2019: $490 million) as lower borrowing costs were offset by lower returns earned on deposits.

The Group’s $118 million share of losses from equity accounted investments was behind 2019 (2019: $67 million profit) mainly due to the impairment charge ($150 million) recognised on the Group’s associate investment in China along with the divestment of the Indian cement joint venture in 2019.

Profit before tax was $1.7 billion (2019: $2.2 billion) and the tax charge was $499 million (2019: $534 million), which represents an effective tax rate of 30.0% (2019: 24.5%) of profit before tax. Excluding the impact of the 2020 non-cash impairment, the effective tax rate would be 21.6% for the year.

Excluding non-cash impairment charges of $0.8 billion (2019: $8 million) and the related tax impact, earnings per share of 243.3c were 19% higher than prior year (2019: 203.8c). Reflecting the non-cash impairment charges, earnings per share were 30% lower than last year at 142.9c (2019: 203.0c).

Dividend and Share Buyback
Reflecting the resilience of our business model and continued strong cash generation the Board believes that a through-the-cycle dividend cover of 2.0 to 2.5 times is appropriate for the Group going forward. The Board is therefore recommending a final dividend of 93.0c per share, resulting in a total dividend of 115.0c for the year (2019: 92.0c), an increase of 25% over 2019.

The earnings per share pre-impairment for the year was 243.3c (2019: 203.8c), representing a cover of 2.1 times the proposed dividend for 2020. It is proposed to pay the final dividend on 5 May 2021 to shareholders registered at the close of business on 19 March 2021. The ex-dividend date will be 18 March 2021. The final dividend will be paid wholly in cash.

During 2020, the Group returned a further $220 million of cash to shareholders under its share buyback programme but due to high levels of market volatility, the Board paused the programme in March 2020. However, given the Group’s strong financial position and its commitment to returning excess cash to shareholders, we intend to recommence the programme and complete a further $0.3 billion tranche by the end of June 2021.

Balance Sheet and Liquidity
2020 marked another year of strong cash management for the Group, generating a net cash inflow from operating activities of $3.9 billion for the year (2019: $3.9 billion). Year-end net debt of $5.9 billion (2019: $7.5 billion) also benefited from disciplined capital expenditure and acquisition spend. Net debt to EBITDA was 1.3x (2019: 1.7x) and, based on net debt-related interest costs, EBITDA net interest cover for 2020 was 11.9x (2019: 12.3x).

The Group ended 2020 with total liquidity of $12.1 billion, comprising $7.7 billion of cash and cash equivalents on hand and $4.4 billion of undrawn committed facilities which are available until 2025. At year end, the Group had sufficient cash balances to meet all maturing debt obligations for the next 6.4 years and the weighted average maturity of the remaining term debt was 12.9 years.

In April 2020, the Group successfully issued a total of €2.0 billion in euro denominated bonds at a weighted average maturity of seven years and with a weighted average interest rate of 1.35%. A €0.75 billion euro denominated bond due to mature in October was repaid early using a 3-month par-call option. The Group also has a US$2.0 billion US Dollar Commercial Paper Programme and a €1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end.

The Group continues to maintain its robust balance sheet and a strong investment grade credit rating of BBB+ or equivalent with each of the three main rating agencies.

Acquisitions and Divestments

The Group spent $405 million on 17 acquisitions in 2020 (including deferred and contingent consideration in respect of prior year acquisitions).

On the divestment front, the Group completed 12 transactions and realised total business and asset disposal proceeds of c. $307 million, inclusive of $123 million relating to the receipt of deferred proceeds from prior year divestments.

2020 Acquisitions and Investments

The most significant acquisition in 2020 was the December acquisition of Barriere Construction, a vertically integrated asphalt and paving operation in southern Louisiana for a total consideration of c. $120 million. In addition, the Americas Materials Division completed a further six bolt-on acquisitions across the US and Canada for a total spend of $43 million.

The Building Products Division completed six bolt-on acquisitions amounting to a total spend of c. $180 million including the acquisition of Martin Enterprises for c. $80 million. This acquisition strengthens CRH’s exposure to the communications enclosures market across the US.

Europe Materials completed four acquisitions, with a total spend of c. $8 million for the Division. The Group also paid $54 million of deferred and contingent consideration relating to prior year acquisitions.

2020 Divestments and Disposals

The sale of precast concrete production assets located in Spokane, Washington for $24 million represented the largest divestment in 2020 and was completed by our Building Products Division. The second largest divestment was completed by our Europe Materials Division, with $17 million received for the building materials business in La Réunion, and 10 other divestments completed across the Divisions. In addition to these business divestments, the Group realised proceeds of $128 million from the disposal of surplus property, plant and equipment and other non-current assets. Cash proceeds of $123 million were received relating to prior year divestments, of which $95 million related to the divestment of the Group’s equity interest in My Home Industries (MHIL) in India.

The agreement to sell our Brazil operations for consideration of $0.2 billion is currently subject to competition authority review and the divestment is expected to close in the first half of 2021.

Primary Financial Statements
and
Summarised Notes
Year ended 31 December 2020
Consolidated Income Statement
for the financial year ended 31 December 2020

		Restated (i)
	2020	2019
	$m	$m

Revenue	27,587	28,132
Cost of sales	(18,425)	(18,859)
Gross profit	9,162	9,273
Operating costs	(6,899)	(6,480)
Group operating profit	2,263	2,793
Profit/(loss) on disposals	9	(189)
Profit before finance costs	2,272	2,604
Finance costs	(389)	(387)
Finance income	-	22
Other financial expense	(101)	(125)
Share of equity accounted investments’ (loss)/profit	(118)	67
Profit before tax from continuing operations	1,664	2,181
Income tax expense	(499)	(534)
Group profit for the financial year from continuing operations	1,165	1,647
Profit after tax for the financial year from discontinued operations	-	91
Group profit for the financial year	1,165	1,738

Profit attributable to:
Equity holders of the Company
From continuing operations	1,122	1,627
From discontinued operations	-	90
Non-controlling interests
From continuing operations	43	20
From discontinued operations	-	1
Group profit for the financial year	1,165	1,738

Basic earnings per Ordinary Share	142.9c	214.3c
Diluted earnings per Ordinary Share	141.8c	212.6c

Basic earnings per Ordinary Share from continuing operations	142.9c	203.0c
Diluted earnings per Ordinary Share from continuing operations	141.8c	201.4c

(i)
Restated throughout for presentation in US Dollar. See note 1 for further details.

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2020

		Restated (i)
	2020	2019
	$m	$m

Group profit for the financial year	1,165	1,738

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	440	472
Gains relating to cash flow hedges	7	27
Tax relating to cash flow hedges	-	(4)
	447	495
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	(33)	(19)
Tax relating to retirement benefit obligations	11	(4)
	(22)	(23)

Total other comprehensive income for the financial year	425	472
Total comprehensive income for the financial year	1,590	2,210

Attributable to:
Equity holders of the Company	1,515	2,174
Non-controlling interests	75	36
Total comprehensive income for the financial year	1,590	2,210

(i)
Restated throughout for presentation in US Dollar. See note 1 for further details.

Consolidated Balance Sheet

as at 31 December 2020
		Restated (i)	Restated (i)
	2020	2019	2018
	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	19,317	19,574	18,046
Intangible assets	9,373	9,475	9,656
Investments accounted for using the equity method	626	775	1,332
Other financial assets	13	13	26
Other receivables	325	356	207
Derivative financial instruments	184	85	34
Deferred income tax assets	129	76	81
Total non-current assets	29,967	30,354	29,382

Current assets
Inventories	3,117	3,080	3,505
Trade and other receivables	4,086	4,231	4,665
Current income tax recoverable	36	22	17
Derivative financial instruments	17	7	17
Cash and cash equivalents	7,721	9,918	9,191
Total current assets	14,977	17,258	17,395

Total assets	44,944	47,612	46,777

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	333	335	352
Preference share capital	1	1	1
Share premium account	7,493	7,493	7,493
Treasury Shares and own shares	(386)	(360)	(920)
Other reserves	444	411	378
Foreign currency translation reserve	206	(202)	(659)
Retained income	11,565	11,350	11,705
Capital and reserves attributable to the Company's equity holders	19,656	19,028	18,350
Non-controlling interests	692	607	602
Total equity	20,348	19,635	18,952

LIABILITIES
Non-current liabilities
Lease liabilities	1,339	1,393	-
Interest-bearing loans and borrowings	10,958	9,211	9,959
Derivative financial instruments	1	1	21
Deferred income tax liabilities	2,613	2,627	2,530
Other payables	711	545	540
Retirement benefit obligations	556	480	486
Provisions for liabilities	953	854	823
Total non-current liabilities	17,131	15,111	14,359

Current liabilities
Lease liabilities	296	304	-
Trade and other payables	4,792	4,916	5,277
Current income tax liabilities	619	565	508
Interest-bearing loans and borrowings	1,257	6,616	7,213
Derivative financial instruments	12	17	47
Provisions for liabilities	489	448	421
Total current liabilities	7,465	12,866	13,466
Total liabilities	24,596	27,977	27,825

Total equity and liabilities	44,944	47,612	46,777

(i)
Restated throughout for presentation in US Dollar and to reflect a change in the presentation of cash and cash equivalents and bank overdrafts. See note 1 for further details.

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2020

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2020	336	7,493	(360)	411	(202)	11,350	607	19,635
Group profit for the financial year	-	-	-	-	-	1,122	43	1,165
Other comprehensive income	-	-	-	-	408	(15)	32	425
Total comprehensive income	-	-	-	-	408	1,107	75	1,590
Share-based payment expense	-	-	-	96	-	-	-	96
Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	-	(220)
Treasury Shares/own shares reissued	-	-	8	-	-	(8)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	-	(29)
Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-
Cancellation of Treasury Shares	(2)	-	150	2	-	(150)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(710)	(15)	(725)
Disposal of non-controlling interests	-	-	-	-	-	-	(6)	(6)
Transactions involving non-controlling interests	-	-	-	-	-	(31)	31	-
At 31 December 2020	334	7,493	(386)	444	206	11,565	692	20,348

for the financial year ended 31 December 2019 (i)
At 1 January 2019 (restated)	353	7,493	(920)	378	(659)	11,705	602	18,952
Group profit for the financial year	-	-	-	-	-	1,717	21	1,738
Other comprehensive income	-	-	-	-	457	-	15	472
Total comprehensive income	-	-	-	-	457	1,717	36	2,210
Share-based payment expense	-	-	-	86	-	-	-	86
Shares acquired by CRH plc (Treasury Shares)	-	-	(886)	-	-	-	-	(886)
Treasury Shares/own shares reissued	-	-	42	-	-	(42)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(68)	-	-	-	-	(68)
Shares distributed under the Performance Share Plan Awards	-	-	70	(70)	-	-	-	-
Cancellation of Treasury Shares	(17)	-	1,402	17	-	(1,402)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	11	-	11
Share option exercises	-	-	-	-	-	22	-	22
Dividends	-	-	-	-	-	(652)	(11)	(663)
Disposal of non-controlling interests	-	-	-	-	-	-	(9)	(9)
Non-controlling interests arising on acquisition of subsidiaries	-	-	-	-	-	-	1	1
Transactions involving non-controlling interests	-	-	-	-	-	(9)	(12)	(21)
At 31 December 2019 (restated)	336	7,493	(360)	411	(202)	11,350	607	19,635

(i)
Restated throughout for presentation in US Dollar. See note 1 for further details.

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2020

		Restated (i)
	2020	2019
	$m	$m
Cash flows from operating activities
Profit before tax from continuing operations	1,664	2,181
Profit before tax from discontinued operations	-	117
Profit before tax including discontinued operations	1,664	2,298
Finance costs (net)	490	498
Share of equity accounted investments’ loss/(profit)	118	(81)
(Profit)/loss on disposals	(9)	191
Group operating profit	2,263	2,906
Depreciation charge	1,624	1,721
Amortisation of intangible assets	70	66
Impairment charge	673	9
Share-based payment expense	96	86
Other	6	(3)
Net movement on working capital and provisions	196	(71)
Cash generated from operations	4,928	4,714
Interest paid (including leases)	(432)	(469)
Corporation tax paid	(558)	(364)
Net cash inflow from operating activities	3,938	3,881

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	184	2,343
Interest received	-	22
Dividends received from equity accounted investments	35	39
Purchase of property, plant and equipment	(996)	(1,374)
Acquisition of subsidiaries (net of cash acquired)	(351)	(727)
Other investments and advances	(1)	(32)
Deferred and contingent acquisition consideration paid	(54)	(54)
Deferred divestment consideration received	123	-
Net cash (outflow)/inflow from investing activities	(1,060)	217

Cash flows from financing activities
Proceeds from exercise of share options	6	22
Transactions involving non-controlling interests	-	(21)
Increase in interest-bearing loans and borrowings	6,427	106
Net cash flow arising from derivative financial instruments	26	(40)
Repayment of interest-bearing loans and borrowings	(4,943)	(640)
Repayment of lease liabilities (ii)	(258)	(356)
Treasury Shares/own shares purchased	(249)	(954)
Dividends paid to equity holders of the Company	(707)	(652)
Dividends paid to non-controlling interests	(15)	(11)
Net cash inflow/(outflow) from financing activities	287	(2,546)

Increase in cash and cash equivalents	3,165	1,552

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	4,218	2,686
Translation adjustment	338	(20)
Increase in cash and cash equivalents	3,165	1,552
Cash and cash equivalents at 31 December (iii)	7,721	4,218

(i)
Restated throughout for presentation in US Dollar. See note 1 for further details.

(ii)
Repayment of lease liabilities capitalised under IFRS 16 Leases amounted to $326 million (2019: $433 million), of which $68 million (2019: $77 million) related to interest paid which is presented in cash flows from operating activities.

(iii)
See note 12 for reconciliation to cash and cash equivalents as per the Consolidated Balance Sheet.

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements
1.
Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Change in presentation currency
On 28 February 2020, the Group announced that with effect from 1 January 2020 it would be changing the currency in which it presents its financial results from euro to US Dollar. Within our current portfolio of businesses, our euro denominated earnings, while sizeable, are a relatively lower proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2020, CRH will present its results in US Dollar. Given the current composition of the Group’s activities, this change is expected to reduce the impact of currency movements on reported results.

Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the year ended 31 December 2019 have been translated from euro to US Dollar using the following procedures:

●
Assets and liabilities denominated in non-US Dollar currencies were translated into US Dollar at the relevant closing rates of exchange;
●
The trading results of subsidiaries whose functional currency was other than US Dollar were translated into US Dollar at the relevant average rates of exchange;
●
Movements in other reserves were translated into US Dollar at the relevant average rates of exchange;
●
Significant business divestments were translated at the spot rates prevailing on the date of divestment;
●
Share capital, share premium, Treasury Shares/own shares and dividends were translated at the historic rates prevailing on the date of each transaction; and
●
The cumulative translation reserve was set to nil at 1 January 2004, the date of transition to IFRS, and has been restated on the basis that the Group has reported in US Dollar since that date

A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. An opening balance sheet has been presented showing the impact of the change in presentation currency on 31 December 2018. The average and closing rates used for this exercise are provided on page 15.

Prior year restatement
The Group has changed the prior years’ net presentation of cash and cash equivalents and current interest-bearing loans and borrowings for the Group’s notional cash pooling arrangements. While the Group had the legal right to offset under the arrangements in these periods, it was determined that the presentation of cash and cash equivalents and interest-bearing loans and borrowings on a gross basis was appropriate in line with the requirements of IAS 32 Financial Instruments: Presentation and therefore prior year comparatives have been restated accordingly to correct for this misstatement. The impact of this change is to increase both cash and cash equivalents and current interest-bearing loans and borrowings as at 31 December 2019 by $5.7 billion (2018: $6.5 billion) on the Consolidated Balance Sheet. This has no impact on net assets, net debt or the Group’s profit for the year ended 31 December 2019.

At 31 December 2020, the Group’s notional cash pool balances were net settled and accordingly net presentation of the balances at 31 December 2020 is appropriate.

1.
Basis of Preparation and Accounting Policies – continued

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations
The following new standards, interpretations and standard amendments became effective for the Group as of 1 January 2020 and did not result in a material impact on the Group’s results:

●
IFRS 3 Business Combinations – Definition of a business
●
Amendments to IAS 1 Presentation of Financial Statements and IAS 8 – Definition of material
●
Amendments to References to the Conceptual Framework in IFRS Standards
●
Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Interest Rate Benchmark Reform

The following standard amendment was issued in May 2020 effective for annual reporting periods beginning on or after 1 June 2020 with earlier application permitted:

●
Amendments to IFRS 16 Leases – COVID-19-Related Rent Concessions. The amendment was adopted effective 1 January 2020 and did not result in a material impact on the Group’s results.

Translation of Foreign Currencies
The financial information is presented in US Dollar. Results and cash flows of operations with non-US Dollar functional currencies have been translated into US Dollar at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. The principal rates used for the translation of results, cash flows and balance sheets into US Dollar were:

	Average		Year-end
US Dollar 1 =	2020	2019	2020	2019	2018

Brazilian Real	5.1568	3.9423	5.1941	4.0197	3.8812
Canadian Dollar	1.3412	1.3269	1.2751	1.2994	1.3629
Chinese Renminbi	6.9010	6.9098	6.5404	6.9615	6.8778
Danish Krone	6.5388	6.6691	6.0650	6.6508	6.5217
Euro	0.8771	0.8933	0.8151	0.8902	0.8734
Hungarian Forint	307.9331	290.5732	296.8600	294.2229	280.3319
Indian Rupee	74.1177	70.4208	73.0706	71.3788	69.6330
Philippine Peso	49.6071	51.7955	48.0300	50.6498	52.5004
Polish Zloty	3.8971	3.8389	3.7166	3.7892	3.7567
Pound Sterling	0.7798	0.7841	0.7320	0.7573	0.7812
Romanian Leu	4.2432	4.2388	3.9683	4.2576	4.0729
Serbian Dinar	103.1510	105.2592	95.8751	104.8813	103.3325
Swiss Franc	0.9387	0.9937	0.8806	0.9662	0.9842
Ukrainian Hryvnia	26.9857	25.8045	28.3242	23.8007	27.6769

2.
Key Components of 2020 Performance
Continuing operations

$ million	Sales revenue	EBITDA	Operating profit	Profit/(Loss) on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2019	28,132	4,478	2,793	(189)	(490)	67	2,181
Exchange effects	82	12	5	-	(3)	-	2
2019 at 2020 rates	28,214	4,490	2,798	(189)	(493)	67	2,183
Incremental impact in 2020 of:
2019/2020 acquisitions	368	65	32	-	(8)	(5)	19
2019/2020 divestments	(413)	(33)	(14)	205	(4)	(10)	177
One-offs (ii)	-	(122)	(122)	-	-	-	(122)
Impairments	-	-	(665)	-	-	(154)	(819)
Organic	(582)	230	234	(7)	15	(16)	226
2020	27,587	4,630	2,263	9	(490)	(118)	1,664

% Total change	-2%	3%	-19%				-24%
% Organic change	-2%	5%	8%				10%

(i)
CRH’s share of after-tax results of joint ventures and associated undertakings.

(ii)
One-offs primarily due to COVID-19 related restructuring costs.

3.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales from continuing operations accounted for 44% of full-year 2020 (2019: 46%), while EBITDA from continuing operations for the first six months of 2020 represented 34% of the full-year out-turn (2019: 36%).

4.
Revenue

A.
Disaggregated revenue
In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Year ended 31 December
	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	2020	2020	2020	2020	2019	2019	2019	2019
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Continuing operations
Republic of Ireland (country of domicile)	-	632	-	632	-	655	-	655
United Kingdom	-	3,157	180	3,337	-	3,478	243	3,721
Rest of Europe (i)	-	4,841	992	5,833	-	4,845	1,162	6,007
United States	9,984	-	5,479	15,463	10,307	-	5,086	15,393
Rest of World (ii)	1,289	511	522	2,322	1,319	531	506	2,356
Total Group from continuing operations	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132

Discontinued operations
Rest of Europe (i) – Europe Distribution				-				3,557
Total Group				27,587				31,689

Footnotes (i) and (ii) appear on page 18.

4.
Revenue – continued

	Year ended 31 December
	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total
	2020	2020	2020	2020	2019	2019	2019	2019
	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Continuing operations
Cement, lime and cement products	1,403	2,974	-	4,377	1,368	2,962	-	4,330
Aggregates, asphalt and readymixed products	5,604	3,100	-	8,704	5,649	3,427	-	9,076
Construction contract activities*	4,266	1,732	168	6,166	4,609	1,801	185	6,595
Architectural products	-	1,166	3,439	4,605	-	1,069	2,983	4,052
Infrastructure products	-	169	1,278	1,447	-	250	1,387	1,637
Construction accessories	-	-	626	626	-	-	660	660
Architectural glass and glazing systems and wholesale hardware distribution	-	-	1,662	1,662	-	-	1,782	1,782
Total Group from continuing operations	11,273	9,141	7,173	27,587	11,626	9,509	6,997	28,132

Discontinued operations
General Builders Merchants, DIY Germany and Sanitary, Heating & Plumbing – Europe Distribution				-				3,557
Total Group				27,587				31,689

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on pages 17 & 18
(i)
The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)
The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)
Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management review and evaluate this business line.

B.
Unsatisfied long-term construction contracts and other performance obligations
Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to $2,604 million at 31 December 2020 (2019: $2,097 million). The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2020 will close and revenue will be recognised within 12 months of the balance sheet date.

5.
Segment Information

	2020		2019
	$m	%	$m	%
Revenue
Continuing operations
Americas Materials	11,273	40.9	11,626	36.7
Europe Materials	9,141	33.1	9,509	30.0
Building Products	7,173	26.0	6,997	22.1
Total Group from continuing operations	27,587	100.0	28,132	88.8
Discontinued operations - Europe Distribution	-	-	3,557	11.2
Total Group	27,587	100.0	31,689	100.0

EBITDA
Continuing operations
Americas Materials	2,405	51.9	2,194	46.7
Europe Materials	1,055	22.8	1,208	25.7
Building Products	1,170	25.3	1,076	22.8
Total Group from continuing operations	4,630	100.0	4,478	95.2
Discontinued operations - Europe Distribution	-	-	224	4.8
Total Group	4,630	100.0	4,702	100.0

Depreciation, amortisation and impairment
Continuing operations
Americas Materials	774	32.7	771	42.9
Europe Materials	1,245	52.6	586	32.6
Building Products	348	14.7	328	18.3
Total Group from continuing operations	2,367	100.0	1,685	93.8
Discontinued operations - Europe Distribution	-	-	111	6.2
Total Group	2,367	100.0	1,796	100.0

Operating profit
Continuing operations
Americas Materials	1,631	72.1	1,423	49.0
Europe Materials	(190)	(8.4)	622	21.4
Building Products	822	36.3	748	25.7
Total Group from continuing operations	2,263	100.0	2,793	96.1
Discontinued operations - Europe Distribution	-	-	113	3.9
Total Group	2,263	100.0	2,906	100.0

5.
Segment Information – continued

	2020	2019
	$m	$m
Reconciliation of Group operating profit to profit before tax – continuing operations:
Group operating profit from continuing operations (analysed on page 19)	2,263	2,793
Profit/(loss) on disposals (i)	9	(189)
Profit before finance costs	2,272	2,604
Finance costs less income	(389)	(365)
Other financial expense	(101)	(125)
Share of equity accounted investments’ (loss)/profit	(118)	67
Profit before tax from continuing operations	1,664	2,181

(i) Profit/(loss) on disposals – continuing operations
Americas Materials	8	(2)
Europe Materials	(12)	(283)
Building Products	13	96
Total Group from continuing operations	9	(189)

	2020		2019
	$m	%	$m	%
Total assets
Americas Materials	16,172	44.7	16,410	44.7
Europe Materials	12,730	35.1	13,109	35.7
Building Products	7,316	20.2	7,197	19.6
Subtotal	36,218	100.0	36,716	100.0

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	626	775
Other financial assets	13	13
Derivative financial instruments (current and non-current)	201	92
Income tax assets (current and deferred)	165	98
Cash and cash equivalents	7,721	9,918
Total assets as reported in the Consolidated Balance Sheet	44,944	47,612

Total liabilities
Americas Materials	2,897	31.7	2,968	33.2
Europe Materials	3,971	43.5	3,865	43.2
Building Products	2,268	24.8	2,107	23.6
Subtotal	9,136	100.0	8,940	100.0

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	12,215	15,827
Derivative financial instruments (current and non-current)	13	18
Income tax liabilities (current and deferred)	3,232	3,192
Total liabilities as reported in the Consolidated Balance Sheet	24,596	27,977

6.
Share of Equity Accounted Investments’ (Loss)/Profit
Continuing operations

The Group’s share of joint ventures’ and associates’ result after tax is equity accounted and is presented as a single line item in the Consolidated Income Statement; it is analysed as follows between the principal Consolidated Income Statement captions:
	2020	2019
	$m	$m
Group share of:
Revenue	1,188	1,399
EBITDA	126	153
Depreciation and amortisation	(63)	(66)
Impairment (i)	(154)	-
Operating (loss)/profit	(91)	87
(Loss)/profit after tax (ii)	(118)	67

Analysis of Group share of (loss)/profit after tax:
Share of joint ventures’ profit after tax	22	46
Share of associates’ (loss)/profit after tax	(140)	21
Share of equity accounted investments’ (loss)/profit after tax	(118)	67

(i)
The impairment charge of $154 million (2019: $nil million), principally relates to the write-down of our equity accounted investment in China which forms part of Europe Materials. Challenging market conditions in Northeast China affecting pricing, combined with an increase in the discount rate and the economic impact of COVID-19, are the primary drivers of the impairment charge. The recoverable amount of this financial asset is its value-in-use calculated using a real pre-tax discount rate of 9.2%.

(ii)
Share of profit after tax in 2019, including discontinued operations, amounted to $81 million.

7.
Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2020	2019
	$m	$m
Numerator computations
Group profit for the financial year	1,165	1,738
Profit attributable to non-controlling interests	(43)	(21)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	1,122	1,717
Profit after tax for the financial period from discontinued operations - attributable to equity holders of the Company	-	90
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share from continuing operations	1,122	1,627

	Number of	Number of
	shares	shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year	785.1	801.3
Effect of dilutive potential Ordinary Shares (employee share options) (millions)	6.0	6.4
Denominator for diluted earnings per Ordinary Share	791.1	807.7

Earnings per Ordinary Share
- basic	142.9c	214.3c
- diluted	141.8c	212.6c

Earnings per Ordinary Share from continuing operations
- basic	142.9c	203.0c
- diluted	141.8c	201.4c

8.
Dividends

	2020		2019
Net dividend paid per share (i)	92.0c		81.2c
Net dividend declared for the year (i)	115.0c		92.0c
Dividend cover (earnings per share/dividend declared per share) – continuing and discontinued operations	1.2x	]	2.3x
Dividend cover – continuing operations	1.2x		2.2x

(i)
The dividends per share disclosed above are presented in US Dollar. Final dividends per share declared previously in euro have been translated to US Dollar using the dividend record date exchange rate.

The Board is recommending a final dividend of 93.0c per share. This would give a total dividend of 115.0c for the year (2019: 92.0c), an increase of 25% over last year.

Existing currency elections and currency payment defaults of registered shareholders will remain in place unless revoked or otherwise amended by shareholders. Therefore, the final dividend will be paid in euro, Pounds Sterling and US Dollar to shareholders in accordance with their existing payment instructions. If no such instructions are in place, the currency for dividend payments will be based on shareholders’ addresses on CRH’s Share Register, or will, in the case of shares held in the Euroclear Bank system, continue to be paid automatically in euro, unless a currency election is made. Investors holding CREST Depositary Interests (“CDI”s) should refer to the CREST International Service Description. In respect of the final dividend, the latest date for receipt by the Company’s registrar of currency elections (and DWT exemption forms) is 31 March 2021. Earlier closing dates may apply to holders in Euroclear Bank and in CREST.

9.
Assets Held for Sale and Discontinued Operations

A.
Loss on disposal of discontinued operations
In October 2019, the Group completed the divestment of its Europe Distribution business, formerly part of our Building Products segment. This transaction was considered to be a discontinued operation as defined in IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations and was classified accordingly in 2019.

No businesses divested in 2020 are considered to be either separate major lines of business or geographical areas of operation and therefore do not constitute discontinued operations.
Assets and liabilities that met the IFRS 5 criteria at 31 December 2020 have not been separately disclosed as held for sale as they were not considered material in the context of the Group.

The table below sets out the proceeds and related loss recognised on the divestment which was included in profit after tax for the financial year 2019 from discontinued operations.

2019
$m
Assets/(liabilities) disposed of at net carrying amount:
 non-current assets	1,462
 cash and cash equivalents	112
 working capital and provisions	665
 current tax	2
 lease liabilities	(410)
 deferred tax	(32)
 retirement benefit obligations	(47)
 non-controlling interests	(9)
Net assets disposed	1,743
Reclassification of currency translation effects on disposal	117
Total	1,860
Proceeds from disposal (net of disposal costs)	1,855
Loss on disposal from discontinued operations	(5)

Net cash inflow arising on disposal
Proceeds from disposal from discontinued operations	1,855
Less: cash and cash equivalents disposed	(112)
Total	1,743

9.
Assets Held for Sale and Discontinued Operations – continued

B.
Results of discontinued operations
The results of the discontinued operations included in the Group profit for the financial year 2019 is set out as follows:

2019
$m
Revenue	3,557

EBITDA	224
Depreciation	(108)
Amortisation	(2)
Impairment	(1)
Operating profit	113
Loss on disposals	(2)
Profit before finance costs	111
Finance costs	(8)
Share of equity accounted investments' profit	14
Profit before tax	117
Attributable income tax expense	(26)
Profit after tax for the financial year from discontinued operations	91

Profit attributable to:
Equity holders of the Company	90
Non-controlling interests	1
Profit for the financial year from discontinued operations	91

Basic earnings per Ordinary Share from discontinued operations	11.3c
Diluted earnings per Ordinary Share from discontinued operations	11.2c

Cash flows from discontinued operations
Net cash inflow from operating activities	36
Net cash inflow from investing activities	1,722
Net cash outflow from financing activities	(80)
Net cash inflow	1,678

10.
Business and Non-Current Asset Disposal

	Business disposals		Disposal of other non-current assets		Total
	2020	2019	2020	2019	2020	2019
	$m	$m	$m	$m	$m	$m
Continuing Operations
Net assets disposed	88	753	95	124	183	877
Reclassification of currency translation effects on disposal	13	263	-	-	13	263
Total	101	1,016	95	124	196	1,140
Proceeds from disposals (net of disposal costs)	77	787	128	164	205	951
Profit/(loss) on disposals from continuing operations	(24)	(229)	33	40	9	(189)

Discontinued Operations
Loss on disposals from discontinued operations (note 9)	-	(5)	-	3	-	(2)
Total Group profit/(loss) on disposals	(24)	(234)	33	43	9	(191)

Net cash inflow arising on disposal
Continuing Operations
Proceeds from disposals from continuing operations	77	787	128	164	205	951
Less: cash and cash equivalents disposed	(7)	(50)	-	-	(7)	(50)
Less: deferred proceeds arising on disposal (i)	(14)	(302)	-	-	(14)	(302)
Net cash inflow arising on disposal from continuing operations	56	435	128	164	184	599

Discontinued Operations
Net cash inflow arising on disposal from discontinued operations (note 9)	-	1,743	-	1	-	1,744
Total Group net cash inflow arising on disposal	56	2,178	128	165	184	2,343

(i)
On 31 December 2019, CRH completed the sale of the Group’s 50% stake in its joint venture in India, My Home Industries Limited, for deferred proceeds of $0.3 billion which will be received in several agreed tranches.

11.
Net Finance Costs
Continuing operations
	2020	2019
	$m	$m

Net finance cost	389	387
Finance income	-	(22)
Net other financial expense	101	125
Total net finance costs	490	490

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	404	367
Net credit re change in fair value of derivatives and fixed rate debt	(15)	(2)
Net debt-related interest costs	389	365
Unwinding of discount element of lease liabilities	68	69
Unwinding of discount element of provisions for liabilities	21	25
Unwinding of discount applicable to deferred and contingent acquisition consideration	21	16
Unwinding of discount applicable to deferred divestment proceeds	(24)	-
Unwinding of discount applicable to leased mineral reserves	4	-
Pension-related finance cost (net) (note 16)	11	15
Total net finance costs (i)	490	490

(i)
Net finance costs in 2019, including discontinued operations, amounted to $498 million.

12.
Net Debt
	2020		2019
	Fair value	Book value	Fair value	Book value
	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	184	184	85	85
Current assets
Cash and cash equivalents (i)	7,721	7,721	9,918	9,918
Derivative financial instruments	17	17	7	7
Non-current liabilities
Interest-bearing loans and borrowings (ii)	(12,150)	(10,958)	(9,838)	(9,211)
Lease liabilities under IFRS 16	(1,339)	(1,339)	(1,393)	(1,393)
Derivative financial instruments	(1)	(1)	(1)	(1)
Current liabilities
Interest-bearing loans and borrowings (i)	(1,257)	(1,257)	(6,616)	(6,616)
Lease liabilities under IFRS 16	(296)	(296)	(304)	(304)
Derivative financial instruments	(12)	(12)	(17)	(17)
Group net debt	(7,133)	(5,941)	(8,159)	(7,532)

(i)
As disclosed in note 1, cash and cash equivalents and current interest-bearing loans and borrowings on the Consolidated Balance Sheet on page 11 have been restated to meet the presentation requirements of IAS 32. The comparative information for the year ended 31 December 2019 has increased cash and cash equivalents from $4.2 billion to $9.9 billion (2018: $2.7 billion to $9.2 billion) and current interest-bearing loans and borrowings from $0.9 billion to $6.6 billion (2018: $0.7 billion to $7.2 billion). This has no impact on Group net debt.

(ii)
Interest-bearing loans and borrowings are level 2 instruments in which their fair value are derived from quoted market prices.

12.
Net Debt – continued

Reconciliation to cash and cash equivalents per the Consolidated Statement of Cash Flows

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents and bank overdrafts in notional cash pooling arrangements are presented net as follows:

	2020	2019
	$m	$m
Cash and cash equivalents per Consolidated Balance Sheet	7,721	9,918
Bank overdrafts – notional cash pooling arrangements (i)	-	(5,700)
Total	7,721	4,218

(i)
As at 31 December 2019, bank overdrafts in notional cash pooling arrangements of $5.7 billion are included within current interest-bearing loans and borrowings of $6.6 billion on the Consolidated Balance Sheet on page 11. At 31 December 2020, the Group’s notional cash pool balances were net settled and accordingly net presentation of the balances at 31 December 2020 is appropriate.

Gross debt, net of derivatives, matures as follows (i):
	2020	2019
	$m	$m
Within one year	1,548	6,930
Between one and two years	708	1,319
Between two and three years	1,709	628
Between three and four years	887	994
Between four and five years	1,371	798
After five years	7,439	6,781
Total	13,662	17,450

(i)
As disclosed in note 1, cash and cash equivalents and current interest-bearing loans and borrowings on the Consolidated Balance Sheet on page 11 have been restated to meet the presentation requirements of IAS 32. The comparative information for the year ended 31 December 2019 has increased cash and cash equivalents from $4.2 billion to $9.9 billion (2018: $2.7 billion to $9.2 billion) and gross debt, net of derivatives from $11.8 billion to $17.5 billion (within one year: $1.2 billion to $6.9 billion) (2018: $10.7 billion to $17.2 billion (within one year: $0.7 billion to $7.2 billion)). This has no impact on Group net debt.

Reconciliation of opening to closing net debt:
	2020	2019
	$m	$m
At 1 January	(7,532)	(7,998)
Movement in the year
Increase in interest-bearing loans and borrowings (i)	(6,427)	(106)
Repayment of interest-bearing loans and borrowings (ii)	4,943	640
Debt, including lease liabilities, in acquired companies (note 14)	(12)	(81)
Debt, including lease liabilities, in disposed companies	12	463
Effect of adopting IFRS 16	-	(2,237)
Net increase in lease liabilities under IFRS 16	(153)	(184)
Repayment of lease liabilities under IFRS 16	258	356
Net cash flow arising from derivative financial instruments	(26)	40
Mark-to-market adjustment	22	28
Translation adjustment on financing activities	(529)	15
Increase in liabilities from financing activities	(1,912)	(1,066)
Translation adjustment on cash and cash equivalents	338	(20)
Increase in cash and cash equivalents per Consolidated Statement of Cash Flows	3,165	1,552
At 31 December	(5,941)	(7,532)

(i)
In April 2020, the Group successfully issued a total of €2.0 billion ($2.3 billion) in euro denominated bonds. In April 2020, as a liquidity precaution against the evolving COVID-19 pandemic, the €3.5 billion ($4.0 billion) revolving credit facility was drawn down in full.

(ii)
In July 2020, the Group exercised a par-call option to repay a €0.75 billion ($0.9 billion) bond. The €3.5 billion ($4.0 billion) revolving credit facility was fully repaid in the second half of the year.

12.
Net Debt – continued

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2020	2019
	$m	$m
Market capitalisation – Euronext Dublin (i)	32,756	31,640

(i)
The market capitalisation figure of €26.7 billion (2019: €28.2 billion), based on the euro denominated share price per CRH’s listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 31 December 2020. The Group successfully carried out an amendment of its €3.5 billion ($4.0 billion) revolving credit facility in March 2020 whereby the Group extended the maturity date of the facility for a further year to 2025.

	2020	2019
	$m	$m
Within one year	10	-
Between one and two years	5	13
Between two and three years	61	5
Between three and four years	-	57
Between four and five years	4,294	3,932
After five years	-	48
Total	4,370	4,055

Net debt metrics
The net debt metrics based on net debt as shown in note 12, EBITDA as defined on page 33 and net debt-related interest as shown in note 11 are as follows:

	2020	2019

EBITDA net interest cover (EBITDA divided by net interest) – continuing operations	11.9x	12.3x
EBIT net interest cover (EBIT divided by net interest) – continuing operations	5.8x	7.7x

Net debt as a percentage of market capitalisation	18%	24%
Net debt as a percentage of total equity	29%	38%
13.
Future Purchase Commitments for Property, Plant and Equipment

	2020	2019
	$m	$m

Contracted for but not provided in the financial statements	423	419
Authorised by the Directors but not contracted for	307	399

14.
Business Combinations

The acquisitions completed during the year ended 31 December 2020 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Canada: increased stake in Barrie Asphalt Plant to 100% (19 October);

Georgia: Chester White Construction, Inc. (12 June) and American Industries South, LLC. (11 September);

Louisiana: Barriere Construction (31 December);

Mississippi: WG Construction (19 February);

Nebraska: Flinn Paving (6 July); and

Oklahoma: certain assets of GCC (6 November).

Europe Materials:

France: Calexy (21 January) and Bras-Panon (31 March);

Spain: Formigons Palafolls S.L. (10 January); and

Ukraine: Odessa Plant (19 October).

Building Products:

Americas

Colorado: US Mix Co. (21 February);

Iowa: B&B Bedding, Inc. (1 July);

Minnesota: acquired assets of Suttle, Inc. from Communication Systems, Inc. (11 March) and select assets of CST Distribution, LLC. (22 December);

Tennessee: Highline Products (13 January); and

Texas: Martin Enterprises (29 December).

14.
Business Combinations – continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2020	2019
ASSETS	$m	$m
Non-current assets
Property, plant and equipment	134	358
Intangible assets	31	103
Total non-current assets	165	461

Current assets
Inventories	23	65
Trade and other receivables (i)	47	73
Cash and cash equivalents	-	11
Total current assets	70	149

LIABILITIES
Trade and other payables	(21)	(82)
Provisions for liabilities	-	(7)
Retirement benefit obligations	-	(1)
Lease liabilities	(12)	(71)
Interest-bearing loans and borrowings	-	(10)
Current income tax liabilities	(1)	10
Total liabilities	(34)	(161)

Total identifiable net assets at fair value	201	449
Goodwill arising on acquisition (ii)	157	310
Non-controlling interests*	-	(1)
Total consideration	358	758

Consideration satisfied by:
Cash payments	351	738
Deferred consideration (stated at net present cost)	4	12
Contingent consideration	3	8
Total consideration	358	758

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	351	738
Less: cash and cash equivalents acquired	-	(11)
Total outflow in the Consolidated Statement of Cash Flows	351	727

Footnotes (i) and (ii) appear on page 30.

*Non-controlling interests are measured at the proportionate share of net assets.

14.
Business Combinations – continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2020, together with adjustments to provisional fair values in respect of acquisitions completed during 2019. The measurement period for a number of acquisitions completed in 2019, closed in 2020 with no material adjustments identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3. None of the acquisitions completed during the year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 29
(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $47 million (2019: $74 million). The fair value of these receivables is $47 million (all of which is expected to be recoverable) (2019: $73 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $148 million of the goodwill recognised in respect of acquisitions completed in 2020 is expected to be deductible for tax purposes (2019: $184 million).

Acquisition-related costs
Acquisition-related costs for continuing operations, which exclude post-acquisition integration costs, amounting to $6 million (2019: $7 million) have been included in operating costs in the Consolidated Income Statement.

The below table analyses the 17 acquisitions completed in 2020 (2019: 58 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2020	2019	2020	2019	2020	2019
Reportable segments			$m	$m	$m	$m
Continuing operations
Americas Materials	7	27	53	35	163	182
Europe Materials	4	15	-	4	7	71
Building Products	6	15	90	253	182	501
Total Group from continuing operations	17	57	143	292	352	754

Discontinued operations
Europe Distribution	-	1	-	-	-	4
Total Group	17	58	143	292	352	758

Adjustments to provisional fair values of prior period acquisitions			14	18	6	-
Total			157	310	358	758

Post-acquisition impact
The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2020	2019
Continuing operations	$m	$m
Revenue	103	228
Profit before tax for the financial year	9	2

14.
Business Combinations – continued

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2020 H
		CRH Group H	Consolidated H
	2020	excluding 2020	Group including
	acquisitions	acquisitions	acquisitions
Continuing operations	$m	$m	$m
Revenue	393	27,484	27,877
Profit before tax for the financial year	32	1,655	1,687

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

15.
Related Party Transactions

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures		Associates
	2020	2019	2020	2019
	$m	$m	$m	$m
Continuing operations
Sales	127	132	31	41
Purchases	24	27	15	18

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

16.
Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated funding valuations conducted during the year.

Financial assumptions – scheme liabilities
The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:
	Eurozone		United States and Canada		Switzerland
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Rate of increase in:
- salaries	2.52	3.37	3.37	3.37	1.00	1.50
- pensions in payment	1.45	1.46	-	-	-	-
Inflation	1.50	1.50	2.00	2.00	0.50	1.00
Discount rate	1.14	1.43	2.34	3.14	0.20	0.30
Medical cost trend rate	n/a	n/a	5.97	5.18	n/a	n/a

16.
Retirement Benefit Obligations – continued

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2020	2019	2020	2019	2020	2019
	$m	$m	$m	$m	$m	$m

At 1 January	3,013	3,335	(3,493)	(3,821)	(480)	(486)
Administration expenses (i)	(5)	(8)	-	-	(5)	(8)
Current service cost (i)	-	-	(53)	(67)	(53)	(67)
Past service (cost)/credit (net)	-	-	(1)	20	(1)	20
Interest income on scheme assets (i)	56	76	-	-	56	76
Interest cost on scheme liabilities (i)	-	-	(67)	(91)	(67)	(91)
Arising on acquisition (note 14)	-	3	-	(4)	-	(1)
Disposals	-	(660)	1	709	1	49
Remeasurement adjustments:
-return on scheme assets excluding interest income	174	354	-	-	174	354
-experience variations	-	-	32	37	32	37
-actuarial loss from changes in financial assumptions	-	-	(251)	(430)	(251)	(430)
-actuarial gain from changes in demographic assumptions	-	-	12	20	12	20
Employer contributions paid	46	58	-	-	46	58
Contributions paid by plan participants	7	15	(7)	(15)	-	-
Benefit and settlement payments	(158)	(156)	158	156	-	-
Translation adjustment	188	(4)	(208)	(7)	(20)	(11)
At 31 December	3,321	3,013	(3,877)	(3,493)	(556)	(480)
Related deferred income tax asset					128	102
Net pension liability					(428)	(378)

(i)
The net expense to the Consolidated Income Statement in 2019 includes an expense of $19 million relating to discontinued operations.

17.
Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2020 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2019, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

18.
Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2020 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 12 March 2021 and posted on 31 March 2021 to those shareholders who have requested a paper copy. A paper copy of the Annual Report and Form 20-F may be obtained at the Company’s registered office from 31 March 2021.

The Company’s AGM is scheduled to be held at 11:00 a.m. on 29 April 2021. The AGM Notice will be posted to shareholders on 31 March 2021.

19.
Board Approval

This announcement was approved by the Board of Directors of CRH plc on 3 March 2021.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA
EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

EBITDA and operating profit by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group’s share of equity accounted investments’ result after tax.

A reconciliation of Group profit before tax to EBITDA is presented below.

	Continuing Operations
	2020	2019
	$m	$m

Group profit for the financial year	1,165	1,647
Income tax expense	499	534
Profit before tax	1,664	2,181
Share of equity accounted investments’ loss/(profit)	118	(67)
Other financial expense	101	125
Finance costs less income	389	365
Profit before finance costs	2,272	2,604
(Profit)/loss on disposals	(9)	189
Group operating profit (EBIT)	2,263	2,793
Depreciation charge	1,624	1,613
Amortisation of intangibles	70	64
Impairment charge	673	8
EBITDA	4,630	4,478

Glossary of Alternative Performance Measures – continued

Net Debt and Net Debt/EBITDA
Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities under IFRS 16, cash and cash equivalents and current and non-current derivative financial instruments (net).

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA and is calculated below:

	2020	2019
	$m	$m
Net debt
Cash and cash equivalents (i)	7,721	9,918
Interest-bearing loans and borrowings (i)	(12,215)	(15,827)
Lease liabilities under IFRS 16 (i)	(1,635)	(1,697)
Derivative financial instruments (net) (i)	188	74
Group net debt	(5,941)	(7,532)

EBITDA – from continuing operations	4,630	4,478

	Times	Times
Net debt divided by EBITDA – from continuing operations	1.3	1.7

(i)
These items appear in note 12 on page 25.

Glossary of Alternative Performance Measures – continued

EBITDA Net Interest Cover
EBITDA Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements.

It is calculated below:

	2020	2019
	$m	$m
Interest
Finance costs (i)	389	387
Finance income (i)	-	(22)
Net interest	389	365

EBITDA from continuing operations	4,630	4,478

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest) – continuing operations	11.9	12.3

(i)
These items appear on the Consolidated Income Statement on page 9.

EBIT Net Interest Cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures – continued

Profit After Tax Pre-impairment
Profit after Tax (PAT) pre-impairment is a measure of the Group’s profitability from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. PAT information presented on a pre-impairment basis is used by management to evaluate the Group’s profitability in a given year and is and is useful to investors as it provides an understanding of the Group’s underlying performance and assists investors in the comparison of the Group’s performance with that of other companies.

It is calculated below:
	2020	2019
	$m	$m

Group profit for the financial year from continuing operations (i)	1,165	1,647
Adjusted for:
Impairment of property, plant and equipment and intangible assets	673	8
Impairment of equity accounted investments (ii)	154	-
Tax related to impairment charges	(39)	(2)
Group profit pre-impairment for the financial year – from continuing operations	1,953	1,653

(i)
This item appears on the Consolidated Income Statement on page 9.

(ii)
This item appears in note 6 on page 21.

Glossary of Alternative Performance Measures – continued

Earnings per Share Pre-impairment
Earnings per Share (EPS) pre-impairment is a measure of the Group’s profitability per share from continuing operations excluding any non-cash impairment charges and the related tax impact of such impairments. It is used by management to evaluate the Group’s underlying profitability performance relative to that of other companies and its own past performance. EPS information presented on a pre-impairment basis is useful to investors as it provides an insight into the Group’s underlying performance and profitability and assists investors in the comparison of the Group’s performance with that of other companies. EPS pre-impairment is calculated as profit attributable to the ordinary equity holders of the Company excluding any non-cash impairment charges (and the related tax impact of such impairments) divided by the weighted average number of Ordinary Shares outstanding for the year.

It is calculated below:
	2020	2019
	$m	$m

Profit attributable to ordinary equity holders of the Company – from continuing operations (i) (iii)	1,122	1,627
Adjusted for:
Impairment of property, plant and equipment and intangible assets	673	8
Impairment of equity accounted investments (ii)	154	-
Tax related to impairment charges	(39)	(2)
Profit attributable to ordinary equity holders of the Company – from continuing operations – pre-impairment	1,910	1,633

Weighted average number of Ordinary Shares (millions) outstanding for the year (iii)	785.1	801.3

Basic earnings per Ordinary Share pre-impairment – from continuing operations	243.3	203.8

Dividend declared for the year (iv)	115.0c	92.0
Dividend cover (earnings per share pre-impairment/dividend declared per share)	2.1x	2.2x

(i)
This item appears on the Consolidated Income Statement on page 9.

(ii)
This item appears in note 6 on page 21.

(iii)
These items appear in note 7 on page 21.

(iv)
This item appears in note 8 on page 22.

Glossary of Alternative Performance Measures – continued

Effective Tax Rate Pre-impairment
The effective tax rate (ETR) pre-impairment is a measure of the Group’s ETR excluding any non-cash impairment charges and the related tax impact of such impairments. ETR presented on a pre-impairment basis helps investors understand the effective tax cost of our current operational and business activities.

It is calculated below:
	2020	2019
	$m	$m

Profit before tax from continuing operations (i)	1,664	2,181
Adjusted for:
Impairment of property, plant and equipment and intangible assets	673	8
Impairment of equity accounted investments (ii)	154	-
Profit before tax pre-impairment for the financial year – from continuing operations	2,491	2,189

Income tax expense (i)	499	534
Adjusted for:
Tax related to impairment charges	39	2
Income tax expense pre-impairment	538	536

Effective tax rate pre-impairment (%)	21.6%	24.5%

(i)
These items appear on the Consolidated Income Statement on page 9.

(ii)
This item appears in note 6 on page 21.

Organic Revenue, Organic Operating Profit and Organic EBITDA
The terms ‘like-for-like’ (LFL) and ‘organic’ are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 7, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. During the course of 2021, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties
Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other commodity/raw material prices. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of the Group’s active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group’s growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group’s products, business interruption, restrictions on repatriation of earnings or a loss of plant access. Changes in these conditions may adversely affect the Group’s business, results of operations, financial condition or prospects.

Commodity products and substitution: Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

People management: Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, as well as dealing with collective representation groups, may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Brexit: The Group's operations in the UK may face operational, regulatory and market challenges resulting from the UK’s withdrawal from the European Union, potentially impacting supply chain norms, construction labour availability and the general economic performance of the UK. Failure by the Group to manage the continued uncertainties posed by Brexit could result in adverse financial performance and a fall in the Group’s net worth.

Principal Operational Risks and Uncertainties
COVID-19 pandemic: Public health emergencies, epidemics or pandemics, such as the emergence and spread of the COVID-19 pandemic, have the potential to significantly impact the Group's operations through a fall in demand for the Group's products, a reduction in staff availability and business interruption. The emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic could have an adverse effect on the Group's operating results, cash flows, financial condition and/or prospects.

Climate change and policy: The impact of climate change may over time affect the operations of the Group and the markets in which the Group operates. This could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Health and safety performance: The Group’s businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group’s operational and financial performance, as well as the Group’s reputation.

Principal Risks and Uncertainties – continued

Principal Operational Risks and Uncertainties - continued
Sustainability and corporate social responsibility: The nature of the Group’s activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

Principal Compliance Risks and Uncertainties
Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in the imposition of significant fines or sanctions and may inflict reputational damage.

Principal Financial and Reporting Risks and Uncertainties
Goodwill impairment: Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. A material write-down of goodwill could have a substantial impact on the Group’s income and equity.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group’s credit ratings or inability to maintain certain financial ratios may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid and payable in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may not be borne out in practice. Changes in tax regimes or assessment of additional tax liabilities in future audits could result in incremental tax liabilities which could have a material adverse effect on cash flows, financial condition and results of operations.

Defined benefit pension schemes and related obligations: The assets and liabilities of defined benefit pension schemes, in place in certain operating jurisdictions, may exhibit significant period-on-period volatility attributable primarily to asset values, changes in bond yields/discount rates and anticipated longevity. Significant cash contributions may be required to remediate deficits applicable to past service. Fluctuations in the accounting surplus/deficit may adversely impact the Group’s credit metrics thus harming its ability to raise funds.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Disclaimer / Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH. These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", "estimates", "believes", "intends" or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, as detailed in the section entitled “Risk Factors” in our 2019 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 04 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary